Exhibit 6
ROADHOUSE GRILL, INC.
2703-A Gateway Drive
Pompano Beach, Florida 33069
November 17, 2005
Berjaya Group (Cayman) Limited
c/o Berjaya Group Berhad
11th Floor, Menara Berjaya, KL Plaza
179 Jalan Bukit Bintang
55100 Kuala Lampur, Malaysia
Attn: Mr. Francis Lee
Dear Mr. Lee:
     Reference is made to the Amended and Restated Loan Agreement dated as of October 6, 2005 (the "Loan Agreement”), between Berjaya Group (Cayman) Limited (“Lender”) and Roadhouse Grill, Inc. (“Borrower”). Capitalized terms used herein are used as defined in the Loan Agreement.
     Under Section 7.12(a) of the Loan Agreement, it is an event of default if, on or prior to October 31, 2005, the Borrower shall not have entered into a binding and enforceable Sale Transaction, unless, prior to such date, a designee of the Lender reasonably acceptable to the Borrower’s Board of Directors shall have been appointed as a member of the Board of Directors of the Borrower (such default, the “Sale Transaction Default”). Pursuant to a letter agreement dated as of August 11, 2005, between Borrower and Lender, it was agreed, among other things, that if the Lender’s designee were Mr. Francis Lee, that he would be reasonably acceptable to the Board of Directors of Borrower as the appointee of Lender.
     No Sale Transaction occurred on or prior to October 31, 2005 and prior to such date, Mr. Francis Lee was not appointed to the Board of Directors of Borrower. While the Lender never formally requested that Mr. Lee be appointed to the Board prior to that date, it is arguable that a Sale Transaction Default occurred on such date because the Borrower did not appoint Mr. Lee to the Board of Directors of the Borrower as of that date. In the interest of clarity, Borrower has requested Lender to waive the potential Sale Transaction Default, and Lender is willing to waive such potential Sale Transaction Default provided the Loan Agreement is amended as stipulated below.
     In consideration of Lender’s waiver of the Sale Transaction Default, Lender and Borrower agree that the Loan Agreement is hereby amended to replace Section 7.12 thereof with the following new Section 7.12:

Roadhouse Grill, Inc.
November 17, 2005

7.12	Failure to Appoint Lender Representative to Borrower’s Board of Directors In Certain Circumstances.
     If, at any time on or after October 31, 2005, the Lender shall have made a written request that either (i) Francis Lee or (ii) another designee of the Lender reasonably acceptable to the Borrower’s Board of Directors be appointed as a member of the Board of Directors of the Borrower and such appointment shall not have been made within five (5) Business Days after Borrower’s receipt of such written request.
     If the foregoing correctly sets forth our agreement and understanding, please so indicate by signing and returning the enclosed copy of this letter agreement in the space provided by Borrower’s signature.

BERJAYA GROUP (CAYMAN) LIMITED
By:	/s/ Francis Lee
Authorized Signatory

ACCEPTED AND AGREED TO: ROADHOUSE GRILL, INC.
By:	/s/ Ayman Sabi
Chief Executive Officer